Submitted via EDGAR on March 16, 2006

October 26, 2005

VIA FACSIMILE Melissa Hauber Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549
Re:	Embratel Participações S.A. Empresa Brasileira de Telecomunicações S.A. – Embratel Form 20-F for Fiscal Year Ended December 31, 2004 Filed June 30, 2005 File Nos. 1-14499 and 333-116323-01

Dear Ms. Hauber:

This letter is in response to your request, in a conversation on September 27, 2005, for certain information about Brazilian corporate law and practices concerning dividends and about how Embratel Participações S.A. (the “Company”) accounted for dividends in 2003 and 2004.

Background—Brazilian Corporate Law and Practice Related to Dividends

General

1. Generally under the Brazilian Lei de Sociedades Anônimas (the “Corporate Law”), an annual general shareholders meeting must be held within four months after the end of the fiscal year. At the annual meeting, the profits for the previous year are allocated to certain accounts that are required or permitted by law, and any remaining amount is distributed.

2. An interim dividend (dividendo intermediário) can also be declared at a shareholders meeting or, if authorized by the bylaws (estatutos), by the board of directors, if certain conditions set forth in Article 204 of the Corporate Law are met. Article 40 of the Company’s bylaws authorizes the board of directors to declare interim dividends.

Ms. Hauber, p. 2

Mandatory Dividends

3. Article 202 of the Corporate Law provides that shareholders are entitled to receive a “mandatory dividend” (dividendo obrigatório) for each fiscal year, subject to one relevant exception described below. The amount of the mandatory dividend is a fixed percentage of net income of the fiscal year after the adjustments described in point 5 below.

4. Article 202 permits the fixed percentage to be established in the corporation’s bylaws (estatutos) and requires that it be at least 25%. If the bylaws are silent, the corporation must distribute half of adjusted net income. The Company’s bylaws (like those of most Brazilian public companies) provide for 25%.

5. The fixed percentage is applied to net income, subject to adjustments set forth in Article 202. The adjustments reflect allocations to and from certain shareholders’ equity reserves, including legal reserves (to which 5% of net income is allocated per year, limited to 20% of capital), reserves for contingencies (for future probable losses, as proposed by management) and reserves for unrealized profits (such as equity method profits in subsidiaries not distributed, profit in long-term sales to government entities and profit from installment sales to be received after the end of the following fiscal year, as proposed by management). The Company and other Brazilian companies often use the term “adjusted net income” to describe income after adjustments pursuant to Article 202.

6. Under paragraph 4 of Article 202, payment of the mandatory dividend for a given fiscal year is not required if the managing bodies of the corporation (i.e., the board of directors and the board of executive officers (diretoria)) report to the annual general shareholders meeting that payment of the mandatory dividend would be “incompatible with the corporation’s financial situation.” The company’s fiscal council (conselho fiscal) must provide its opinion on this determination. In the case of a publicly held corporation, the board of directors must also provide an explanation to the Brazilian Securities Commission (Comissão de Valores Mobiliários, or “CVM”) within five days following the shareholders meeting.

7. If the mandatory dividend is not paid, paragraph 5 of Article 202 requires that the amount be allocated to a special reserve account and that, if the amount is not absorbed by losses in subsequent fiscal years, it must be paid as dividends as soon as the financial condition of the corporation permits. The distribution of this amount, like other distributions, would be subject to the procedures described in points 1 and 2 above.

Preferred Dividends

8. Under Article 17 of the Corporate Law, a Brazilian corporation may issue one or more classes of preferred shares, which may be voting or non-voting. For many Brazilian corporations, the most liquid publicly traded class of stock is a class of non-voting participating preferred shares.1 Publicly traded non-voting preferred shares must have priority in the distribution of dividends using one of the methods specified in Article 17.

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[1]	See Release No. 33-8591, Securities Offering Reform, Part IIA.1.a, text following note 50.

Ms. Hauber, p. 3

9. The Company has non-voting preferred shares. With respect to dividends, the preferred shares are entitled to the greater of: (i) a non-cumulative amount equal to 6% of the portion of total share capital attributable to preferred shares; or (ii) a dividend per preferred share that is at least 10% greater than the dividend attributed to each common share. If the priority dividend is not paid for a period of three years, preferred shareholders receive full voting rights until the dividend is paid.

Interest on Equity

10. Law No. 9,249, dated December 26, 1995, permits a corporation to characterize dividend payments for tax purposes as “interest on equity” (juros sobre capital próprio) and to treat such payments as an expense for Brazilian income tax and social contribution purposes. The law provides for how the amount of interest on capital that may be paid is determined and limits the amount that may be deducted. For corporate law purposes, interest on capital is a dividend, to which the rules governing dividends apply, and it can be counted toward the mandatory dividend.

The Company’s 2003/2004 Dividend

Facts

11. The Company paid a dividend of R$86 million on February 5, 2004 to holders of record of its preferred shares on December 15, 2003. This represented both the minimum dividend and the priority distribution to the preferred shares out of 2003 income.2 The dividend was declared by the board of directors on December 4, 2003, adjusted by the board of directors on January 29, 2004 and ratified by the annual general shareholders meeting on April 20, 2004.

Accounting under Brazilian GAAP

12. The financial statements submitted to the shareholders for approval at the annual meeting reflect the proposed allocation of profits for the previous year. When the shareholders approve, those financial statements become final. Brazilian GAAP follows this corporate practice by recognizing dividends proposed to be paid from the previous year’s income in that year. Accordingly, in 2003 the Company recognized the R$86 million dividend under Brazilian GAAP.3

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[2]

The calculation is summarized in note 26.c to the financial statements of the Company in the annual report on Form 20-F/A for the year ended December 31, 2003, filed June 9, 2004 (the “2003 Financial Statements”), at page F-50, and note 28.c to the financial statements of the Company in the annual report on Form 20-F for the year ended December 31, 2004 (the “2004 Financial Statements”), at page F-59. The minimum dividend and the priority distribution both come to the same figure after realization of part of the unrealized earnings reserve.

[3]

The dividend appears under the heading “Destination of Profits” in the Statement of Changes in Shareholders’ Equity, at page F-6 of the 2003 Financial Statements and page F-7 of the 2004 Financial Statements.

Ms. Hauber, p. 4

Accounting under US GAAP

13. In 2003, the Company’s policy under US GAAP was to recognize dividends in the period in which they are approved by shareholders.4 Accordingly, in its U.S. GAAP reconciliation of shareholders’ equity for 2003, the Company reversed the R$86 million dividend.5 In determining earnings per share under US GAAP, the Company applied the two-class method6 without taking account of the dividend in 2003. The 2003 Financial Statements were audited by Deloitte Touche Tohmatsu.

14. In 2004, the Company’s policy under US GAAP was the same as under Brazilian GAAP. There was accordingly no difference relating to dividends between Brazilian and US GAAP in the reconciliation of December 31, 2004 shareholders’ equity.7 In determining earnings per share under US GAAP, the Company applied the two-class method8 without taking account of the dividend in 2004. The 2004 Financial Statements were audited by Ernst & Young.

15. In 2004, the Company showed the dividend as a 2004 item in its statement of changes in US GAAP shareholders’ equity.9 Under the policy the Company applied in 2004, the dividend should have been shown in 2003, but this inconsistency was not material.

16. As a result of the change in policy, for purposes of the application of the two-class method in determining earnings per share, the R$86 million dividend was not taken into account in either 2003 or 2004. Doing so in 2003 would be inconsistent with the policy the Company applied in 2003 (and unacceptable to its 2003 auditors), and doing so in 2004 would be inconsistent with the policy it applied in 2004 (and unacceptable to its 2004 auditors).

17. The Company believes that its 2003 policy and its 2004 policy are both acceptable, based on the diversity of practice among Brazilian issuers and on the difference of view between major auditing firms on this subject.10 The Company did not disclose the change in policy in the notes to its 2004 Financial Statements, because it did not believe the change was material. (The R$86 million dividend represented 1.7% of shareholders’ equity in 2004 and 1.6% of shareholders’ equity in 2003.)

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[4]	Note 30.i to the 2003 Financial Statements, at page F-57.

[5]	Note 30.t to the 2003 Financial Statements, at page F-62.

[6]	Note 30.e to the 2003 Financial Statements, at page F-56.

[7]	Note 34.t to the 2004 Financial Statements, at page F-77.

[8]	Note 34.e to the 2004 Financial Statements, at page F-68.

[9]	Note 34.u to the 2004 Financial Statements, at page F-79.

10            The Securities and Exchange Commission staff (the “Staff”) has addressed a similar issue relating to Chile, where companies are required to distribute 30% of their net income to shareholders unless a majority of shareholders approve the retention of the profits. The Staff concluded that the amount of retained earnings that is required to be distributed should not be considered permanent equity for purposes of US GAAP. Appendix A- Country Specific Issues to the SEC- International Financial Reporting and Disclosure Matters of the Office of Corporation Finance- October 2003, topic 3.

Ms. Hauber, p. 5

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If you have any questions or require any additional information with respect to the above, please contact Nicolas Grabar or Amy Shapiro at Cleary Gottlieb Steen & Hamilton LLP at (212) 225-2000.

Sincerely,

/s/ Isaac Berensztejn

Isaac Berensztejn

Chief Financial Officer

cc:

Carlos Pacho

Securities and Exchange Commission

Nicolas Grabar

Amy R. Shapiro

Cleary Gottlieb Steen & Hamilton LLP

Pedro Lucio Siqueira Farah

Fernando A. S. de Magalhães

Ernst & Young (Rio de Janeiro/São Paulo)